Exhibit 99.3
INCO LIMITED
PROXY
Common Shares
SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 3, 2007
The undersigned, hereby revoking any proxy previously given, hereby appoints Stanley Greig, or in his absence, Stephen Wallenstein, or instead of any of them, _______________, as proxyholder to vote all common shares of the undersigned at the Special Meeting of Shareholders (the “Meeting”) to be held at the Alberta Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada on Wednesday, January 3, 2007 at 10:00 a.m. (Toronto time), and any adjournments thereof, on the matters below, which are detailed in the Management Information Circular (the “Circular”) of Inco Limited (the “Company”) dated November 30, 2006, and on such other business as may properly come before the Meeting. This proxy must be received by Inco by no later than 24 hours prior to the start of the Meeting or any adjournment of the Meeting, excluding Saturdays, Sundays and holidays and should be mailed in the envelope addressed to “Proxy Department, CIBC Mellon Trust Company”. In lieu of sending this proxy by mail, voting instructions may also be conveyed by telephone by toll free telephone number at 1-866-271-1207 up to 24 hours before the time fixed for the Meeting, or by the Internet at www.eproxyvoting.com/incovote up to 24 hours before the time fixed for the Meeting.

The Board of Directors recommends a vote FOR Items (1) and (2) below.

Item (1)	Special Resolution
The special resolution (the text of which is set out in Exhibit “A” to the Circular) authorizing and approving the amalgamation of the Company and Itabira Canada Inc. (“Itabira Canada”), an indirect wholly-owned subsidiary of CVRD Canada Inc., substantially on the terms and conditions set forth in the form of the amalgamation agreement between the Company and Itabira Canada attached as Exhibit “C” to the Circular.

For ☐	Against ☐
  Item (2) Ordinary Resolution
The ordinary resolution (the text of which is set out in Exhibit “B” to the Circular) revising the Canadian residency requirements applicable to the members of the Board of Directors of the Company set in By-law No. 1 by deleting the fourth paragraph of Section 3.01, and replacing it with the following:
“At least 25% of the members of the Board shall be resident Canadians.”

For ☐	Against ☐
Where no choice is specified, and a Shareholder has not appointed a proxyholder other than the three persons named on this form of proxy, the proxy will be voted FOR Items (1) and (2).

Date	Signature

Notes: (1) This proxy should be completed and dated and should be signed by the Shareholder exactly as such Shareholder’s name is shown in the space to the right. If the proxy is not dated by the Shareholder, then it shall be deemed to be dated as of the date on which it was mailed by the Company. When signing in a representative capacity, please indicate title. (2) The Shareholder has the right to appoint a person (who need not be a Shareholder), other than any of the persons named above, to attend and act on such Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder should either insert the name of such Shareholder’s nominee in the blank space provided for this purpose above or should prepare another proxy in proper form appointing such other person as such Shareholder’s nominee. (3) This proxy confers discretionary authority upon the proxyholder with respect to voting on any amendments to or variations of the matters noted above and on any other matters that may properly come before the Meeting.
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